UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

ASX and Nasdaq Trading Halt

On October 11, 2023, Kazia Therapeutics Limited (the “Company”) announced that the Company has requested formal approval from the Australian Securities Exchange (ASX) to be removed from the official list of ASX pursuant to ASX Listing Rule 17.11 (the “Delisting”). The Company expects that the Delisting will occur on Friday, 14 November 2023. The Company’s securities are expected to be suspended and cease to trade on the ASX at the close of trade on Friday, 10 November 2023 (being two business days before the Delisting).

A copy of the announcement is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT LIST

Exhibit	Description

99.1	ASX Announcement of Kazia Therapeutics Limited dated October 11, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich
Karen Krumeich
Chief Financial Officer

Date: October 11, 2023